JAMES ADVANTAGE FUNDS
1349 Fairground Road
Xenia, Ohio 45385

October 28, 2016

Via EDGAR

Ms. Kathy Cherko
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	James Advantage Funds
File No. 811-08411
Form N-CSR filed September 7, 2016

Dear Ms. Cherko:

On behalf of James Advantage Funds (the “Registrant”), I am responding to your telephonic comments on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or “SEC”) on October 17, 2016 regarding its review of the Registrant’s Form N-CSR, filed with the SEC via EDGAR on September 7, 2016 for the reporting period ended June 30, 2016 (the “Registrant’s Form N-CSR”).

Set forth in the numbered paragraphs below are summaries of the Staff’s oral comments provided on October 17, 2016 accompanied by the Registrant’s responses to each comment.

Comments Related to the Registrant’s Form N-CSR

1.
Staff Comment: Explain the differences in the James Long-Short Fund portfolio turnover rates for FY 2015 (117%) and 2016 (49%). We draw your attention specifically to Item 16(e) of Form N-A which requests the Registrant to “[e]xplain any significant variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year in response to Item 13.” Does the Registrant anticipate additional significant variation in the portfolio turnover rate in 2017?

Registrant’s Response: The James Long-Short Fund Prospectus states:

“The Fund may at any time have either a net long exposure or a net short exposure to the markets, and the long-short exposure will vary over time based on the Adviser’s assessment of market conditions and other factors. For example, if the Adviser is “bullish” on the markets, the portion of the Fund’s assets allocated to long positions will likely increase; or if the Adviser is “bearish” on the markets, the portion of the Fund’s assets allocated to short positions will likely increase. At times, the Fund may employ a strategy known as 130/30. This means that it may maintain 100% net long exposure by investing 130% of its net assets in long positions and 30% of its net assets in short positions. The Fund will only use this strategy when its risk indicators favor doing so. At any one time, the Fund can have up to 100% of its total assets (including any borrowings) invested in long positions or short positions.

Ms. Kathy Cherko
U.S. Securities and Exchange Commission

In addition, in the Principal Risks section, the Prospectus states (underline added):

Portfolio Turnover Risk: The Fund may have high portfolio turnover rate. A high portfolio turnover rate can result in increased brokerage commission costs and may expose taxable shareholders to potentially larger current income tax liability. Industry practice is to calculate the turnover ratio only on the Fund’s long portfolio. If short positions were also included in this calculation, the Fund’s turnover ratio would likely be higher.

Inherent in the strategy of the Long-Short Fund is a potentially high degree of allocation volatility, which would necessarily include significant turnover, especially when the markets are volatile. Addressing this, following the Annual Fund Operating Expenses section, the current Prospectus states (underline added):

Portfolio Turnover: The Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in more income taxes for a shareholder when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, affect the Fund’s performance. During the most recent fiscal year, the Fund’s portfolio turnover rate was 49% of the average value of its portfolio. The portfolio turnover of the Fund may vary considerably from year to year. From time to time, the Fund’s portfolio turnover rate may be relatively high, as compared to other mutual funds, and the Fund currently anticipates the rate may exceed 100% percent in the near future.

As a result of this strategy, the Registrant cannot necessarily forecast whether a particular year such as 2017 will generate a low or high portfolio turnover rate.

The Portfolio Turnover Risk in the Long-Short Fund’s Prospectus has been modified to read as follows: As a result of the Fund’s 130/30 strategy, described above in the Principal Investment Strategies, the Fund’s portfolio turnover rate may vary significantly from year to year. From time to time, the Fund’s portfolio turnover rate may significantly exceed 100%. A high portfolio turnover rate can result in increased brokerage commission costs and may expose taxable shareholders to potentially larger current income tax liability. Industry practice is to calculate the turnover ratio only on the Fund’s long portfolio. If short positions were also included in this calculation, the Fund’s turnover ratio would likely be higher.

Ms. Kathy Cherko
U.S. Securities and Exchange Commission

The Registrant will continue to monitor these rates, and make enhancements or adjustments to the current disclosure as appropriate.

2.
Staff Comment: Article 6-07(7)(b) of Regulation S-X states that distributions of realized gains by other investment companies shall be shown separately under a line item titled “Realized and unrealized gain (loss) on investment-net.” Referring to page 16 of the James Balanced: Golden Rainbow Report, page 31 of the Aggressive Allocation Report and page 34 of the Long-short Fund Report the Staff notes that these Funds were invested in closed-end and/or exchange-traded funds at June 30, 2016. The Staff requests that the Registrant confirm supplementally whether there were any distributions of realized gains by such closed-end and exchange-traded funds to the Fund during the period, that such distributions were included in the value of such holdings at June 30, 2016 and that the Registrant will comply with Article 6-07(7)(b) of Regulation S-X in all future applicable shareholder reports.

Registrant’s Response: The Registrant confirms that there were no distributions of realized gains by the closed-end and exchanged-traded funds to the James Balanced: Golden Rainbow Fund or the James Long-Short Fund during the period. However, there was a distribution in the Aggressive Allocation Fund over the period and it was listed on the Statement of Operations under separate line item.

3.
Staff Comment: The James Advantage Funds’ website shows Fund Operating Expenses that are not consistent with the Prospectus Fee Table and Financial Highlights. Please revise. Please state procedures that will be put in place to ensure that the website is accurate going forward.

Registrant’s Response: Fund Operating Expenses on the Registrant’s website have been revised. Certain data on the James Advantage Funds’ website is updated automatically from various sources on a monthly basis. The updating procedures have been revised so that Operating Expenses displayed on the website will only update one time a year, consistent with the Funds’ Prospectus Fee Table and the Financial Highlights Tables.

4.
Staff Comment: The Registrant’s Form N-CSR states in Item 4(e)(2) that 100% of audit related services were approved by the Funds’ Board of Trustees, when there were no audit related services in 2016. This should be zero percent rather than 100%.

Registrant’s Response: The Registrant acknowledges that the disclosure in response to Item 4(e)(2) with regard to audit related services should have been either “n/a/” or “0%”, rather than “100%.” The Adviser and Fund Accountant will enhance its review procedures for this Item in future reports.

Ms. Kathy Cherko
U.S. Securities and Exchange Commission

*   *   *

The Registrant wishes to thank the Staff for its courtesy and cooperation with regard to this matter. If you have any questions or need further clarification, please contact me at (937) 426-7640.

Sincerely,

/s/ Thomas L. Mangan
Thomas L. Mangan
Vice President, Chief Financial Officer and Secretary

Cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP
Amy K. Broerman, Treasurer of the Registrant
Jennell Panella, Assistant Treasurer of the Registrant